SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ___ )*

B. Riley Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05580M 108

(CUSIP Number)

Fred Goldman

c/o Equitec Group LLC

111 W. Jackson Blvd., Suite 2220

Chicago, Illinois 60604

(312) 692-5007

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

2/9/2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 05580M 108	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
DJ Fund Investments, LLC – Series E; Tax ID No. 46-3799992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 825,000 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 825,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	This percentage is based upon 28,582,004 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

CUSIP No. 05580M 108	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
Daniel Asher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 916,105 Shares
	8	SHARED VOTING POWER 1,555,800 Shares
	9	SOLE DISPOSITIVE POWER 916,105 Shares
	10	SHARED DISPOSITIVE POWER 1,555,800 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,471,905 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.65%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This percentage is based upon 28,582,004 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

CUSIP No. 05580M 108	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
Fred Goldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 825,000 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 825,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,000 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Mr. Goldman disclaims beneficial ownership of these Shares.

**	This percentage is based upon 28,582,004 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022

CUSIP No. 05580M 108	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
Michael LaRocque
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 825,000 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 825,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,000 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Mr. LaRocque disclaims beneficial ownership of these Shares.

**	This percentage is based upon 28,582,004 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022

CUSIP No. 05580M 108	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS
AFOB FIP RILY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 730,800 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 730,800 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,800 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.56%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Mr. LaRocque disclaims beneficial ownership of these Shares.

**	This percentage is based upon 28,582,004 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022

CUSIP No. 05580M 108	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS
Equitec Proprietary Markets, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 981,905 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 981,905 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,905 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.44%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

**	This percentage is based upon 28,582,004 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2023.

CUSIP No. 05580M 108	13D	Page 8 of 13 Pages

Explanatory Note

This Schedule 13D is being filed jointly on behalf of DJ Fund Investments, LLC – Series E (“DJ Fund”), AFOB FIP RILY, LLC., Equitec Proprietary Markets, LLC, Daniel Asher, a member, and holder of less than 50% of the membership interests in DJ Fund and a Managing Member of AFOB FIP RILY, LLC. Fred Goldman, a manager of DJ Fund, and Michael LaRocque, a manager of DJ Fund (collectively, the “Reporting Persons” and each individually a “Reporting Person”). On December 19, 2014, DJ Fund filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) reporting beneficial ownership of the same securities reported by DJ Fund in this joint Schedule 13D. Since the time of that filing, and as described in this jointly filed Schedule 13D, the Reporting Persons, have entered into an informal, unwritten agreement that provides Mr. Asher with investment and voting power over those securities. The Reporting Persons are therefore filing this joint Schedule 13D to report their ownership of the securities described in this Schedule 13D. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”) is attached as Exhibit 99.1 hereto.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of B. Riley Financial, Inc. (formerly Great American Group, Inc.), a Delaware corporation (the “Issuer”), whose principal executive offices are located at 11100 Santa Monica Blvd. Suite 800 Los Angeles

Item 2. Identity and Background.

a.	DJ Fund Investments, LLC – Series E.

Daniel Asher.

Fred Goldman is a manager of DJ Fund.

Michael LaRocque is a manager of DJ Fund.

AFOB FIP RILY, LLC – Daniel Asher is a Managing Member

Equitec Proprietary Markets, LLC—Daniel Asher is a 50% beneficial owner

b.	The business address of DJ Fund is 111 W. Jackson Blvd., Suite 2220, Chicago, Illinois 60604.

Mr. Asher’s business address is c/o Equitec Group LLC, 111 W. Jackson Blvd., Suite 2220, Chicago, Illinois 60604.

Mr. Goldman’s business address is c/o Equitec Group LLC, 111 W. Jackson Blvd., Suite 2220, Chicago, Illinois 60604.

Mr. LaRocque’s business address is c/o Equitec Group LLC, 111 W. Jackson Blvd., Suite 2220, Chicago, Illinois 60604.

The business address of AFOB FIP RILY, LLC is c/o Equitec Group, LLC 111 W Jackson Blvd. Suite 2220 Chicago Illinois 60604

The business address of Equitec Proprietary Markets, LLC is c/o Equitec Group, LLC, 111 W Jackson Blvd., Suite 2220, Chicago, Illinois 60604

CUSIP No. 05580M 108	13D	Page 9 of 13 Pages

c.	The primary purpose of DJ Fund, Equitec Proprietary Markets, LLC and AFOB FIP RILY, LLC is investing in capital.

Mr. Asher’s principal occupation is investor/trader.

Mr. Goldman’s principal occupation is Chief Financial Officer of Equitec Group, LLC.

Mr. LaRocque’s principal occupation is financial consultant.

d.	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

f.	DJ Fund is an Illinois designated series of DJ Fund Investments, LLC, an Illinois limited liability company.

g.	AFOB FIP RILY, LLC is an Illinois limited liability company .

h.	Equitec Proprietary Markets, LLC is an Illinois limited liability company.

Each of Mr. Asher, Mr. Goldman and Mr. LaRocque is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

DJ Fund previously reported beneficial ownership of 2,000,000 shares of Common Stock (the “DJ Fund Shares”), which were acquired, pursuant to a securities purchase agreement among the Issuer, DJ Fund and certain other investors, dated as of May 19, 2014 (the “Securities Purchase Agreement”), in a private placement that closed on June 5, 2014 (the “Private Placement”), at the price of $5.00 per share. The source of the purchase price for the DJ Fund Shares was capital contributions made by each member of DJ Fund. No borrowed funds were used in the purchase of the DJ Fund Shares. DJ Fund’s beneficial ownership of the DJ Fund Shares was initially reported on a Schedule 13D filed with the SEC on December 19, 2014. Since the time of that filing, DJ Fund’s percentage of beneficial ownership of shares of Common Stock has decreased. DJ Fund’s current beneficial ownership is 825,000 shares.

Mr. Asher is reporting beneficial ownership of 2,471,905 shares of Common Stock, including (i) the 825,000 DJ Fund Shares and 730,800 AFOB FIP RILY Shares over which Mr. Asher has shared investment power pursuant to an informal, unwritten agreement between the Reporting Persons (ii) 981,905 shares of Common Stock, were purchased through and are held in a brokerage account of Equitec Proprietary Market, LLC in Mr. Asher’s name . The source of the purchase price of the Brokerage Account Shares, as disclosed on Exhibit 99.2 Transactions of the Reporting Persons Effected Since The Last 13D Filing, was personal funds of Mr. Asher and funds generated and held by Mr. Asher’s brokerage account and no borrowed funds were used in the purchase of such shares. 65,800 shares of Common Stock, were transfer to a brokerage account of Equitec Proprietary Markets, LLC from AFOB RIP RILY.

CUSIP No. 05580M 108	13D	Page 10 of 13 Pages

Item 4. Purpose of Transaction.

The purchases of shares of Common Stock by the Reporting Persons were for investment purposes. The Reporting Persons may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although the Reporting Persons have no present intention to sell any shares, they could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by it.

Except as set forth above, none of the Reporting Persons has any plan or proposal which relates to any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

CUSIP No. 05580M 108	13D	Page 11 of 13 Pages

Item 5. Interest in Securities of Issuer.

(a)	DJ Fund’s total beneficial ownership amounts to 825,000 shares of Common Stock, constituting 2.89% of the outstanding shares of Common Stock of the Issuer.

(b)	Mr. Asher’s total beneficial ownership amounts to 2,471,905 shares of Common Stock, constituting 8.65% of the outstanding shares of Common Stock of the Issuer.

By reason of his status as a manager of DJ Fund, Mr. Goldman may be deemed to beneficially own the 825,000 DJ Fund Shares, constituting 2.89% of the outstanding shares of Common Stock of the Issuer. Except to the extent of his pecuniary interest therein, Mr. Goldman disclaims beneficial ownership of the 825,00 DJ Fund Shares.

By reason of his status as a manager of DJ Fund, Mr. LaRocque may be deemed to beneficially own the 825,000 DJ Fund Shares, constituting 2.89% of the outstanding shares of Common Stock of the Issuer. Mr. LaRocque disclaims beneficial ownership of the 825,000 DJ Fund Shares.

(c)	DJ Fund holds shared investment and voting power over the 825,000 DJ Fund Shares.

Mr. Asher holds sole investment and voting power over the 916,105 Brokerage Account Shares. Mr. Asher holds shared investment and voting power over the 825,000 DJ Fund Shares with DJ Fund, pursuant to an informal, unwritten agreement.

By reason of his status as a manager of DJ Fund, Mr. Goldman may be deemed to hold shared investment and voting power over the 825,000 DJ Fund Shares, constituting 2.89% of the outstanding shares of Common Stock of the Issuer. Mr. Goldman disclaims beneficial ownership of the 825,000 DJ Fund Shares.

By reason of his status as a manager of DJ Fund, Mr. LaRocque may be deemed to hold shared investment and voting power over the 825,000 DJ Fund Shares, constituting 2.89% of the outstanding shares of Common Stock of the Issuer. Mr. LaRocque disclaims beneficial ownership of the 825,000 DJ Fund Shares.

(d)	AFOB FIP RILY holds investment and voting power over 730,800 AFOB FIP RILY shares.

By reason of his status as Managing Member of AFOB FIP RILY Mr. Asher may be deemed to hold investment and voting power over the 730,800 AFOB FIP RILY shares constituting 2.56% of the outstanding shares of Common Stock of the Issuer.

(e)	Equitec Proprietary Markets, LLC holds investment and voting over 981,905 shares.

By reason of his status as a 50% beneficial owner of Equitec Proprietary Markets, LLC Mr. Asher may be deemed to hold investment and voting power over the Equitec Proprietary Markets, LLC shares constituting 3.44% of the outstanding share of the common stock of the Issuer.

Since the last 13D filing, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer except as otherwise disclosed on Exhibit 99.2 of this Schedule 13D.

Other than the entities and persons named in sub-item (a) above, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 05580M 108	13D	Page 12 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Joint Filing Agreement dated February 7, 2023, which is attached as Exhibit 99.1 hereto. Reference is further made to the Securities Purchase Agreement, which is attached as Exhibit 99.3 hereto, and the Registration Rights Agreement, which is attached as Exhibit 99.4 hereto, each of which is described in the July 12th Schedule 13D filed with the SEC on behalf of the Reporting Persons on July 12, 2016, and is incorporated by reference herein.

Reference is also made to the informal unwritten agreement between the Reporting Parties, described in the July 12th Schedule 13D filed with the SEC on behalf of the Reporting Persons on July 12, 2016, that provides Mr. Asher with investment and voting power over the DJ Fund Shares.

Other than the agreements referenced above, there are no contracts, arrangements understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Transactions of the Reporting Persons Effected Since the Last 13D Filing.

99.3	Securities Purchase Agreement, dated May 19, 2014, by and among B. Riley Financial, Inc. (then, Great American Group, Inc.) and each purchaser identified on Annex A thereto (incorporated herein by reference to Exhibit 10.1 of Great American Group, Inc.’s Current Report on Form 8-K filed May 19, 2014) (File No. 000-54010)

99.4	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 of B. Riley Financial, Inc.’s (then, Great American Group, Inc.) Current Report on Form 8-K filed May 19, 2014) (File No. 000-54010)

CUSIP No. 05580M 108	13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

DJ Fund Investments, LLC – Series E

/s/ Fred Goldman
By:	Fred Goldman
Its:	Manager

/s/ Daniel Asher
Daniel Asher

/s/ Fred Goldman
Fred Goldman

/s/ Michael LaRocque
Michael LaRocque

AFOB FIP RILY LLC
AFO Blackberry llc, Managing member

/s/ Fred Goldman
By:	Fred Goldman
Its:	Treasurer

EQUITEC PROPRIETARY MARKETS, LLC

/s/ Fred Goldman
By:	Fred Goldman
Its:	CFO